EXHIBIT 99.1

Re: Update Regarding Lawsuit

Ramat Gan, Israel - July 18, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company previously reported on the status of Horev v. B Communications Ltd. et al, alleging an unlawful dividend distribution of NIS 113 million. Within this context, we reported on the motion to approve a derivative claim on behalf of the petitioner, Amotz Horev. Today, the Court published a decision approving the derivative claim as it relates to the controlling shareholder, Internet Gold, instructing it to submit an answer within 30 days, after it was determined that the distribution did not meet the profit test. The motion was rejected in relation to the directors, after it was determined that with respect to the directors, there are no grounds to establish that the distribution itself caused damages (simply because of the use of company’s funds) and this burden to prove additional damages has not been met.

The Company is examining the decision and its implications and will update on any material development.

Notes

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority